[FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP LETTERHEAD]

Direct Line: (212) 859-8468
Fax: (212) 859-4000
andrew.barkan@friedfrank.com

July 14, 2016

VIA EDGAR AND COURIER

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             At Home Group Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed June 3, 2016
File No. 333-206772

Dear Ms. Ransom:

This letter sets forth the response of At Home Group Inc. (the “Company”) to the comment letter, dated July 13, 2016 (the “July 13 Letter”), of the staff of the Division of Corporation Finance (the “Staff”) with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (File No. 333-206772) (the “Registration Statement”), filed on June 3, 2016 (“Amendment No. 5”). In order to facilitate your review, we have repeated each comment in its entirety in the original sequence, with the addition of sub-section lettering. Where the Company has proposed to revise disclosure in response to the comments set forth in the July 13 Letter, the proposed revisions are included in Appendix A to this letter, which has been marked for ease of reference to show changes from the corresponding text of Amendment No. 5.

Summary Consolidated Financial and Operating Data, page 13

1.              We note your response to comments 1 through 4 and have the following additional comments:

a.              Please refer to the adjusting line item titled “Legal settlements and consulting and other professional services.” Please revise footnote (b) to disaggregate the amount of legal settlements from consulting and other professional services as we believe it is important for your investors to understand the amounts related to each type of expense. Additionally, please tell us in more detail what led to these legal settlements, and separately what led to the consulting and other professional services to assist us in better understanding why these are non-recurring items.

Response:

In response to the Staff’s comment, the Company intends to revise footnote (b) appearing on page 19 of Amendment No. 5 to disaggregate the amount of legal settlements from the amount of consulting and other professional services.  The proposed revisions to footnote (b) are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

The Company advises the Staff that this line item includes litigation settlement charges and related legal fees for certain litigation matters that arose from facts and circumstances prior to acquisition of the Company in 2011 by its existing principal investors (the “Acquisition”), all of which have since been substantially resolved.  These litigation matters were primarily related to vendor or landlord disputes that occurred prior to the Acquisition in connection with the previous senior management team’s practices for handling relationships and commercial disputes with vendors and landlords.  Following the Acquisition, the new senior management team implemented significant changes to the Company’s vendor compliance policy and its approach to enforcement of that policy, as well as to the Company’s strategy for addressing landlord disputes and real estate conflicts, which have led to considerable improvements in its relationships with its vendors and landlords.

The Company considers these litigation matters to be non-recurring items and not representative of its ongoing core operating performance because:  (i) they relate to actions or policies taken prior to the Acquisition in 2011, (ii) they have now all been settled or substantially resolved and (iii) the Company has since changed its approach to negotiating with vendors and landlords, and therefore significantly improved its relationship with these counterparties, as discussed above.  The Company further advises the Staff that it has no pending litigation with its vendors.  In addition, the Company has limited pending litigation arising from post-Acquisition matters with a small number of landlords, particularly given the overall size of the Company’s store base.  The legal costs incurred in connection with these types of real estate disputes since 2011 have been significantly lower compared to pre-Acquisition matters and have not been adjusted for in the Company’s calculation of Adjusted EBITDA.  Moreover, to the extent that any ordinary course legal matters arise with vendors or landlords in the future, the Company will not reflect an adjustment for legal costs associated with such matters in calculating Adjusted EBITDA.

A further portion of the costs represented by this line item relates to transition costs associated with the exit of the Company’s previous senior management team and controlling stockholder shortly following the Acquisition.  These costs include legal expenses incurred in connection with the departure of such individuals, the repurchase of their equity interests and related documentation.  These costs represent one-time events and will not recur.

The Company advises the Staff that it does not include in the calculation of Adjusted EBITDA any legal expenses that it believes to be recurring or ordinary course.  Like most operators of retail stores, the Company is subject from time to time to litigation or legal disputes in the ordinary course of business.  These matters typically include intellectual property litigation (both defending against alleged infringements and policing the Company’s rights); commercial real estate litigation, other than the pre-Acquisition matters referred to above (including disputes with landlords and adjacent landowners); personal injury matters (e.g., “slip and fall” cases relating to incidents at the Company’s stores); employment law matters; and other commercial litigation matters.  None of these legal matters are adjusted for in the Company’s calculation of Adjusted EBITDA.

In addition, the Company advises the Staff that this line item also includes fees for consulting and other professional services incurred to support certain strategic projects undertaken in the past.  The expenses included in this line item primarily relate to public company readiness initiatives that management deemed necessary to prepare for the Company’s pending initial public offering as well as building a foundation to support the Company’s growth strategies.  The specific initiatives include the development and implementation of disclosure controls and procedures, including a robust Sarbanes Oxley internal control program; recruiting fees for personnel for positions that did not exist prior to the Acquisition to create the necessary infrastructure needed to support the reporting, accounting and finance functions; recruiting fees for independent members of the Company’s board of directors; consulting services to address system issues resulting from the pre-Acquisition implementation of the Company’s ERP general ledger platform; and restructuring the Company’s legal entity structure to align with its rebranding to “At Home”.  The Company has made one-time investments for these initiatives and does not expect them to recur in the ordinary course of the Company’s business cycle. Any future expenses related to maintaining these enhanced capabilities will not be reflected in the calculation of Adjusted EBITDA.

b.              Please refer to the adjusting line item titled “Relocation and employee recruiting costs.” Please revise footnote (d) to disaggregate the amount of relocation expenses from employee recruiting costs as we believe it is important for your investors to understand the amounts related to each type of expense.

Response:

In response to the Staff’s comment, the Company will revise footnote (d) to disaggregate the amount of relocation expenses from employee recruiting costs.  The proposed revisions to footnote (d) are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

c.               Please refer to the adjusting line item titled “Deferred rent.” Please explain to us in detail why you believe this adjustment, which changes a consistent amount of periodic rent expense to a cash basis amount with greater variability, is a better economic portrayal to investors of rent expense. Similarly, please contrast why you do not remove the amortization of deferred gains on sale-leaseback transactions from Adjusted EBITDA, and explain how adjusting for deferred rent but not adjusting for the amortization of deferred gains on sale-leaseback transactions results in a consistent rationale being applied to the calculation of a measure for investors to evaluate your performance.

Response:

The Company respectfully advises the Staff that, for the reasons described in more detail below, it believes that supplementally presenting the non-cash portion of rent expense as an adjustment in Adjusted EBITDA is useful to investors in evaluating the Company’s performance on a period-to-period basis.  The Company further advises the Staff that, in response to the Staff’s comment above, the Company intends to revise its presentation of Adjusted EBITDA to remove the amount of amortization of deferred gains on sale-leaseback transactions from Adjusted EBITDA, which will be reflected as an offset to the amount of the adjustment for deferred rent expense.  The caption of this line item will be renamed as “Non-cash rent” in a subsequent amendment.  These proposed revisions are set forth in Appendix A to this letter and will be included in a future amendment to the Registration Statement.

The Company believes that the adjustment to reflect the impact of rent expense on a cash basis in its presentation of Adjusted EBITDA is useful to investors for the following reasons:

•                  Because rent is among the most significant of the Company’s operating expenditures, the Company believes investors will benefit from a strong understanding of the timing and magnitude of these expenditures on a cash basis to assess period-over-period performance, as well as performance against competitors.  The Company believes that this supplemental information provides investors with a means of tracking how the Company’s profitability matches its cash expenditures in a particular reporting period, providing visibility into the Company’s ability to generate income in excess of cash operating costs for such period.  In addition, the Company believes that investors in retail companies will utilize Adjusted EBITDA and Store-level Adjusted EBITDA to calculate the return on capital for the Company’s stores.  Therefore, the Company believes that excluding the non-cash portion of rent helps depict the true cash generation and payback period of the Company’s stores.  This calculation also provides investors with insights into the metrics that management uses to make capital allocation and real estate decisions on proposed new sites.

•                  Rent expense is recognized in accordance with GAAP on a straight-line basis over the life of the lease, which generally ranges from 5 to 15 years for most of the Company’s stores.  Although this reduces variability in the amount of rent expense over the term of the Company’s numerous leases, the Company believes investors may also be interested in assessing the Company’s actual economic rent obligations over a shorter period of time, such as one or more reporting periods.  The Company believes that Adjusted EBITDA, which is a measure of the Company’s ongoing core operating performance, supplements the investors’ understanding of the operating performance of its store base for any particular period of time by excluding the non-cash portion of rent, which is not indicative of the Company’s actual cost structure as it exists over such reporting period being evaluated by investors.

•                  The Company believes that the inclusion in the Adjusted EBITDA reconciliation and associated footnotes of the amount and direction of the adjustment for the non-cash portion of rent expense in each period will not be used in isolation by investors, but rather will supplement the Company’s financial statement disclosures and management’s discussion and analysis of financial condition and results of operations.

•                  The changing maturity profile of the Company’s store portfolio (in which stores that are in the earlier years of their operating leases may record rent expense that is higher than their cash obligation for rent, with this trend reversing for more mature stores) could leave investors with a less complete understanding of store-level performance in the absence of supplemental disclosure that excludes the impact of the non-cash rent adjustment.  In addition, the Company believes investors will find this information useful to benchmark the Company’s performance relative to other companies within the retail industry.

•                  Finally, the Company believes that providing this incremental disclosure will also be helpful to investors in future years, when there are expected to be a greater number of mature stores and leases in the later stages of their respective terms, because when the adjustment to Adjusted EBITDA turns neutral or negative, investors will have a more complete understanding of the inflationary impact associated with contractual increases in rental cost.  This supplemental information will enhance investors’ ability to evaluate the Company’s capacity to generate income in excess of its actual cash expenditures, particularly as stores mature.

d.              Please refer to the adjusting line item titled “Corporate overhead expenses” that is used in calculating Store-level Adjusted EBITDA. We note your proposed revisions to footnote (j). Please further revise footnote (j) to discuss the limitations of a store-level metric, as it appears you would not be able to effectively operate your stores and generate this Store-level Adjusted EBITDA without incurring these additional expenses.

Response:

In response to the Staff’s comment, the Company intends to revise footnote (j) appearing on page 19 of Amendment No. 5 to include in a future amendment to the Registration Statement the additional disclosure set forth in Appendix A.

Should you have any questions or comments, please feel free to call me at (212) 859-8468.

Sincerely,

/s/ Andrew B. Barkan
Andrew B. Barkan

cc:	Lewis L. Bird III (At Home Group Inc.)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)
Jennifer Thompson (Securities and Exchange Commission)
Robert Babula (Securities and Exchange Commission)
Daniel Porco (Securities and Exchange Commission)